Halyard Health, Inc.

P.O. Box 619100

Dallas, Texas 75261

September 22, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	Halyard Health, Inc.

Amendment No. 3 to Registration Statement on Form 10

Filed August 28, 2014

File No. 001-36440

Dear Mr. Mancuso:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 11, 2014, with respect to the filing referenced above by Halyard Health, Inc. (the “Company”), which is currently a wholly-owned subsidiary of Kimberly-Clark Corporation (“Kimberly-Clark”).

This letter and Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form 10 (File No. 001-36440) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we have separately delivered courtesy copies of Amendment No. 4 to you, each of which has been marked to indicate changes from Amendment No. 3 to the Registration Statement filed on August 28, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold type immediately above the corresponding response. Terms not otherwise defined in this letter shall have the meanings given to them in the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No.4 and all references to page numbers in these responses are to the pages of the Information Statement.

Exhibits

1.	Comment: Please provide us your analysis of why the “Operating Agreements” as defined on page 6 of exhibit 2.1 that are not filed as exhibits to the registration statement need not be so filed. Also, please provide us a copy of any such agreements that you believe need not be filed.

Response: The definition of “Operating Agreements” in Exhibit 2.1 filed with Amendment No. 4 includes the following agreements that will not be filed as exhibits to the Registration Statement: Patent License Agreements, Manufacturing and Supply Agreements, Non-Competition Agreements, KCM Distributor Agreement and YK Distributor Agreement. The Company has determined that such agreements are not required to be filed as exhibits to the Registration Statement pursuant to Item 601 to Regulation S-K based on the following analysis:

•	Patent License Agreements. The Company will enter into two patent license agreements in connection with the distribution. Both of these patent license agreements are agreements such as ordinarily accompany the kind of business conducted by the Company. The Company intends to file only the Halyard Patent License Agreement (as defined below) as an exhibit to the Registration Statement.

Pursuant to the first patent license agreement, the Company will grant a license to Kimberly-Clark to use certain intellectual property rights, including patents related to technology used in the Company’s gloves business (the “K-C Patent License Agreement”). The K-C Patent License Agreement is royalty-free. The Company will not be dependent on such agreement and the loss of such agreement would not result in any material change in business, operations, or financial position of the Company.

The Company will enter into a second patent license agreement pursuant to which Kimberly-Clark will grant a license to the Company to use certain intellectual property rights, including patents related to global non-wovens technology (the “Halyard Patent License Agreement”). The Company has determined that the Halyard Patent License Agreement may be considered material under Item 601 of Regulation S-K and therefore will file such agreement as an exhibit to the Registration Statement.

•	Manufacturing and Supply Agreements. The Company will enter into several manufacturing and supply agreements in connection with the distribution pursuant to which the Company or Kimberly-Clark, as the case may be, will manufacture, label and package certain products used in the other party’s business on a transitional basis following the distribution. Each of these agreements is of the type entered into in the ordinary course of business, the Company and its business will not be dependent on any of these agreements and the loss of any of these agreements would not result in any material change in business, operations, or financial position of the Company.

•	Non-Competition Agreements. Both the Company and Kimberly-Clark currently sell and distribute certain gloves and products utilizing global non-wovens technology. The Company and Kimberly-Clark will enter into certain non-competition agreements with each other in connection with the distribution that serve to clarify the separation of the respective businesses being conducted by each of the Company and Kimberly-Clark following the distribution. These non-competition agreements will provide that each party will generally follow distribution and business practices related to gloves and products utilizing global non-wovens technology following the distribution in a manner that is consistent with their current respective distribution and business practices. The Company and its business will not be substantially dependent on any of these non-competition agreements.

•	Distributor Agreements: In connection with the distribution, the Company will enter into the KCM Distributor Agreement and YK Distributor Agreement pursuant to which Kimberly-Clark or the Company, as the case may be, will distribute certain products used in the other party’s business following the distribution. Each of these agreements is of the type entered into in the ordinary course of business, the Company and its business will not be dependent on any of these agreements and the loss of any of these agreements would not result in any material change in business, operations, or financial position.

The Company notes for the Staff that the Patent Transfer Agreements and Trademark Transfer Agreements have been removed from the definition of “Operating Agreements” contained in Exhibit 2.1 because Kimberly-Clark and the Company determined that such agreements do not contain the type of ongoing obligations that govern the relationship of the parties following the distribution that is intended to be addressed by this definition.

Because the agreements described above are of a nature that ordinarily accompanies the Company’s business and are not material to the Company or its business, the Company does not believe filing these agreements with the Registration Statement is required by Form 10 or Schedules 14A or 14C.

Due to the significant amount of documentation necessary to accomplish the separation of the Company’s business from Kimberly-Clark, the Company has prioritized the preparation of those documents it considers to be material. As a result, the Operating Agreements described above that will not be filed as exhibits to the Registration Statement because the Company considers such agreements to be ordinary course and not material to its business have not yet been documented. The Company does not expect to finalize and document these agreements until immediately prior to the distribution date (when they will be executed in connection with the distribution). Therefore, the Company is unable to provide copies of these agreements on a supplemental basis to the Staff at this time; however, the Company has provided summaries of these agreements above which it believes provide the Staff with the relevant information to assess the Company’s analysis. Representatives of the Company will make themselves available to discuss any concerns that the Staff may have with respect to any of these agreements.

Exhibit 2.1

2.	Comment: Please include with this exhibit the agreement mentioned in the last sentence of Regulation S-K Item 601(b)(2).

Response: The Company has revised the Exhibit Index at pages 4 and 6 of the Registration Statement to include an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

Exhibit 10.1 and 10.2

3.	Comment: Please file exhibits 10.1 and 10.2 with all attachments, including exhibits, schedules and appendices.

Response: The Company has filed amended Exhibits 10.1 and 10.2 with Amendment No. 4 that contain all exhibits, schedules and appendices thereto. These agreements have not been executed and will not be executed until the distribution date, and therefore the Company has filed “form of” agreements as contemplated by instruction 1 to Item 601 of Regulation S-K. As the Company continues to finalize the transactions necessary to accomplish the distribution, the Company expects that changes and updates will be made to these agreements; however, the Company does not expect material revisions to the terms of any of the agreements filed as exhibits to the Registration Statement. The Company expects that final and fully executed versions of these agreements will be filed following the distribution as exhibits to a Form 8-K.

Exhibit 99.1

Recent Developments, Page 52

4.	Comment: You disclose that in June 2014, you initiated a plan to exit one of your disposable glove facilities in Thailand and outsource the related production to improve the competitive position of your surgical and infection prevention business. Tell us how your disclosures about the restructuring plan consider the guidance from the question under SAB Topic 5-P.4. Under that guidance, the expected effects on future earnings and cash flows resulting from an exit plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should identify the income statement line items to be impacted and, in later periods, address whether anticipated savings were achieved.

Response: The Company has revised the Information Statement at page 53 in response to the Staff’s comment.

*****

In response to the Staff’s request, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 4, are responsive to the Staff’s comments. If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 281-1385 or by email at jwesley@kcc.com or Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497 or by email at samantha.crispin@bakerbotts.com.

Sincerely,

/s/ John W. Wesley
John W. Wesley Vice President - Deputy General Counsel Kimberly-Clark Corporation / Senior Vice President, General Counsel and Corporate Secretary for Halyard Health, Inc.

Enclosures

cc:	Robert Abernathy

Chief Executive Officer

Halyard Health, Inc.

Robert Westover

Associate General Counsel

Kimberly-Clark Corporation

Samantha Crispin

Partner

Baker Botts L.L.P.